SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               FORM 11-K
(Mark One)

[ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended February 28, 1998

OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ________ to ________

                        Commission File Number
                                1-6699




              Stock Purchase Plan of Robin Hood Multifoods Inc.
                            60 Columbia Way
                        Markham, Ontario L3R 0C9
                    (Full title and address of plan)



                 International Multifoods Corporation
                       200 East Lake Street
                     Wayzata, Minnesota 55391
 (Name of issuer and address of principal executive offices of issuer)







INDEPENDENT AUDITORS' REPORT


The Savings Committee
Stock Purchase Plan of Robin Hood Multifoods Inc.:


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 28, 1998 and February 28, 1997, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 1998, and February 28, 1997, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
Minneapolis, Minnesota
May 1, 1998



STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 28, 1998 and February 28, 1997
(Expressed in Canadian Dollars)


                                                   1998         1997

Assets

Cash                                            $     833     $    32
Contributions Receivable:
     Employee                                      62,770      55,623
     Employer                                      31,386      27,812
----------------------------------------------------------------------
                                                   94,156      83,435

Investment in shares of common stock of
     International Multifoods Corporation at
     fair value:
       1998 : 5,056 shares, cost = $ 188,607      201,077     236,915
       1997 : 8,207 shares, cost = $ 199,079
----------------------------------------------------------------------
                                                 $296,066    $320,382
----------------------------------------------------------------------
Plan Equity                                      $296,066    $320,382
----------------------------------------------------------------------


See accompanying notes to financial statements.


STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 28, 1998,
February 28, 1997 and February 29, 1996
(Expressed in Canadian Dollars)

-----------------------------------------------------------------------
                                    1998             1997         1996
-----------------------------------------------------------------------

Investment Income:
  Cash Dividends              $    31,566      $    25,118    $  21,462
  Interest Income                     131               82           92
-----------------------------------------------------------------------
                                   31,697           25,200       21,554
Increase (decrease) in
  Unrealized gain/loss on
  investment                      (25,366)          47,650      (12,291)

Realized Gain (loss) on
  Withdrawals of Common Stock     185,594          174,036      (97,364)
-----------------------------------------------------------------------
Net investment gain (loss)        191,925          246,886      (88,101)
-----------------------------------------------------------------------
Contributions and deposits:
  Deposits by members             712,455          652,218      631,224
  Contributions by participating
    Employer, net of forfeitures
    on termination                345,918          324,655      308,699
-----------------------------------------------------------------------
  Total contributions
    and deposits                1,058,373          976,873      939,923
-----------------------------------------------------------------------
Total increase in plan equity   1,250,298        1,223,759      851,822
Withdrawals:
  Cash                             12,863            6,233        6,550
  Distributions in stock        1,261,751        1,128,093      838,219
-----------------------------------------------------------------------
  Total withdrawals             1,274,614        1,134,326      844,769
-----------------------------------------------------------------------
Net increase (decrease) in
  plan equity                     (24,316)          89,433        7,053
Balance of plan equity at
  beginning of year               320,382          230,949      223,896
-----------------------------------------------------------------------
Balance of plan equity at
  end of year                 $   296,066      $   320,382   $  230,949
-----------------------------------------------------------------------


See accompanying notes to financial statements.


STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 28, 1998, February 28, 1997 and February 29, 1996


1.     Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States. Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation ("Multifoods") is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").

2.     Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the participations under the Plan at February 28, 1998, February 28, 1997 and February 29, 1996 were as follows:

---------------------------------------------------------------------
                                     1998         1997        1996
---------------------------------------------------------------------
Number of employees                    329          275         272
Number of units                      5,056        8,207       5,986
Net asset value per share:
  At cost                         $ 37.304     $ 34.427    $ 40.221
  At market                         39.769       39.037      38.582
---------------------------------------------------------------------

Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.     Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

-------------------------------------------------------------
                                               Multifoods
                                               Common Stock
-------------------------------------------------------------
1998:
Aggregate market value/ proceeds               $1,261,751
Aggregate FIFO cost                             1,076,157
-------------------------------------------------------------
Realized gain                                     185,594
-------------------------------------------------------------
1997:
Aggregate market value/ proceeds               $1,119,696
Aggregate FIFO cost                               945,660
-------------------------------------------------------------
Realized gain                                     174,036
-------------------------------------------------------------
1996:
Aggregate market value/ proceeds               $  838,219
Aggregate FIFO cost                               935,583
-------------------------------------------------------------
Realized loss                                  $  (97,364)
-------------------------------------------------------------

4.     Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.     Contributions and Deposits:

Contributions and deposits for the three years ended February 28, 1998, February 28, 1997 and February 29, 1996 are as follows:

----------------------------------------------------------------------
Members                          1998          1997           1996
----------------------------------------------------------------------
Robin Hood Multifoods Inc.     $643,329      $592,889       $569,937
Multifoods Inc.                  69,126        59,329         61,287
----------------------------------------------------------------------
                               $712,455      $652,218       $631,224
----------------------------------------------------------------------
Employer                         1998          1997           1996
----------------------------------------------------------------------
Robin Hood Multifoods Inc.     $311,356      $294,990       $279,432
Multifoods Inc.                  34,562        29,665         29,267
----------------------------------------------------------------------
                                345,918       324,655        308,699
----------------------------------------------------------------------





                               Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  STOCK PURCHASE PLAN OF
                                  ROBIN HOOD MULTIFOODS INC.





May 27, 1998                      By /s/ Allan C. Turner
                                     Allan C. Turner
                                     Member of the Savings Committee





                             EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.